Exhibit 99.1

Sagtec Finalizing Terms of Share Sale Agreement with RAMSSOL Group
Berhad to Acquire Stake in Rider Gate Sdn. Bhd.

KUALA LUMPUR, Malaysia, July 18, 2025 (GLOBE NEWSWIRE) – SAGTEC Global Limited (“SAGTEC” or the “Company”), a NASDAQ-listed provider of integrated software and digital infrastructure solutions, is pleased to announce that it is in the advanced stages of finalizing a Share Sale Agreement (“SSA”) with RAMSSOL Group Berhad (“RAMSSOL”) to acquire an equity interest in Rider Gate Sdn. Bhd. (“Rider Gate”), a wholly-owned subsidiary of RAMSSOL, with execution expected in the near term.

The Proposed Disposal by RAMSSOL has been announced on Bursa Malaysia on July 14, 2025. The transaction is expected to be completed upon fulfillment of conditions precedent and regulatory approvals, if required.

About Sagtec Global Limited

Sagtec Global Limited (NASDAQ: SAGT) is a leading provider of customizable AI and automation platforms. Focused initially on the F&B sector, the Company now serves cross-sector industries with its proprietary Robotics-as-a-Service (RaaS) and AI software stack. Sagtec also operates a nationwide network of mobile charging stations through its subsidiary, CL Technology (International) Sdn Bhd.

For more information on the Company, please log on to https://www.sagtec-global.com/.

Contact Information:

Sagtec Global Limited Contact:

Ng Chen Lok

Chairman, Executive Director & Chief Executive Officer

Phone: +6011-6217 3661

Email: info@sagtec-global.com